0 82-00179

AGNICO-EAGLE
MINES LIMITED

SUPPL

Second Quarter Report 2006

JW 8/23

QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS
UNITED STATES GAAP

(all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)

Results of Operations

Agnico-Eagle reported second quarter net income of $37.1 million, or $0.32 per share, compared to net income of $12.8 million, or $0.15 per share, in the second quarter of 2005. Gold production in the second quarter of 2006 was 55,966 ounces compared to 61,771 ounces in the second quarter of 2005. Cash provided by operating activities was $48.1 million in the second quarter of 2006 compared to $19.1 million in the prior year's second quarter. For the year to date, net earnings were $74.3 million, or $0.67 per share, compared to a net income of $23.2 million, or $0.27 per share, in the first six months of 2005. Over the same periods, operating cash flow increased to $67.8 million in 2006 from $47.2 million in 2005.

Second quarter ore processed was down 4% to 656,902 tonnes in 2006 compared to the same period in 2005. Year to date ore processed was down 1% to 1,318,430 tonnes in the first six months of 2006 compared to the same period in 2005.

The table below summarizes the key variances in net income for the second quarter and year to date of 2006 from the net income reported for the same periods in 2005.

(millions of dollars)	Second Quarter	Year to Date
Increase in gold sales volume and price	$ 11.2	$ 24.9
Increase in copper and silver revenues	20.7	27.3
Increase in zinc revenue	45.6	54.1
Gain on sale of available-for-sale securities	0.3	21.9
Stronger Canadian dollar, net of hedges	(3.9)	(6.1)
Decreased (increased) amortization	(0.1)	1.1
Loss on base metal contracts	(7.7)	(11.7)
Increased income and mining and federal capital taxes	(30.9)	(45.9)
Corporate costs and other	(10.9)	(14.6)
Net positive variance	$ 24.3	$ 51.0

In the second quarter of 2006, revenues from mining operations increased to $126.9 million from $49.6 million in the second quarter of 2005. For the year to date, revenues from mining operations increased to $217.5 million from $111.3 million in the first six months of 2005. While sales volume was consistent for the second quarter and first half of 2006 as compared to the same periods in 2005, realized prices for all metals increased in 2006 compared to the same periods in 2005. Year to date gold production however, was up 4% compared to the same period in 2005.

In addition, the Company liquidated a substantial portion of its portfolio of available-for-sale securities resulting in a gain before taxes of $21.9 million, or $0.20 per share for the first six months of 2006. The second quarter of 2006 included a gain before taxes of $0.3 million, or less than $0.01 per share.

In the second quarter of 2006, the Company recorded an unrealized, mark-to-market loss on byproduct metals derivative contracts of $1.4 million, or $0.01 per share (before tax). These byproduct metals contracts were entered into in the first quarter of 2005. For the six months ended June 30, 2006 the unrealized, mark-to-market loss before taxes was $8.1 million, or $0.07 per share.

Exploration costs for both the second quarter and for the first half of 2006 increased significantly compared to the same periods in 2005. Increased exploration activities on U.S. properties and continued exploration work on the Pinos Altos project located in the Sierra Madre gold belt of Mexico contributed to the increase in exploration costs. The main increase in exploration costs however, is related to Agnico-Eagle's Scandinavian activities. In the first half of 2005, Agnico-Eagle had a 14% interest in Riddarhyttan Resources AB and accounted for its investment using the equity method of accounting through to October 17, 2005. The first half

(thousands of dollars, except where noted)	Three months ended June 30, 2006	Six months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2005
Cost of production per Consolidated Statements of Income	$35,567	$68,754	$30,268	$61,241
Adjustments:				
Inventory adjustments[(ii)]	153	1,562	605	(2,615)
Non-cash reclamation provision	(112)	(217)	(106)	(212)
Minesite operating costs (US$)	$35,608	$70,099	$30,767	$58,414
Minesite operating costs (C$)	$39,973	$79,438	$38,155	$72,073
Tonnes of ore milled (000's tonnes)	657	1,318	682	1,331
Minesite costs per tonne (C$)[(iv)]	$ 61	$ 60	$ 56	$ 54

Notes:

(i) Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the period.

(ii) Inventory adjustments reflect costs associated with unsold concentrates.

(iii) Total cash costs is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iv) Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

The Company is targeting gold production of approximately 250,000 ounces in 2006 with total cash costs expected to be below nil, as the Company continues to benefit from higher byproduct production and metal prices.

Liquidity and Capital Resources

At June 30, 2006, Agnico-Eagle's cash and cash equivalents balance was $363.5 million, restricted cash was $19.7 million, short-term investments were $32.3 million, while working capital was $502.0 million. At December 31, 2005, the Company had $61.2 million in cash and cash equivalents, nil restricted cash, $59.8 million in short-term investments and $189.8 million in working capital. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate any risks associated with these investments. Such investments with remaining maturities at time of purchase greater than three months are classified as short-term investments and decisions regarding the length of maturities are based on cash flow

AGNICO-EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted, US GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2006	**2005**	**2006**	**2005**
Income and cash flows				
LaRonde Division				
Revenues from mining operations	**$126,872**	$ 49,572	**$ 217,453**	$ 111,338
Production costs	**35,567**	30,268	**68,754**	61,241
Gross profit (exclusive of amortization shown below)	**$ 91,305**	$ 19,304	**$ 148,699**	$ 50,097
Amortization	**6,108**	5,983	**12,105**	13,194
Gross profit	**$ 85,197**	$ 13,321	**$ 136,594**	$ 36,903
Net income for the period	**$ 37,092**	$ 12,794	**$ 74,282**	$ 23,242
Net income per share (basic)	**$ 0.32**	$ 0.15	**$ 0.67**	$ 0.27
Net income per share (diluted)	**$ 0.31**	$ 0.15	**$ 0.65**	$ 0.27
Cash flow provided by operating activities	**$ 48,095**	$ 19,103	**$ 67,806**	$ 47,208
Cash flow provided by (used in) investing activities	**$ (5,578)**	$(29,586)	**$ (56,547)**	$ 7,562
Cash flow provided by (used in) financing activities	**$246,449**	$ 920	**$ 291,905**	$ (175)
Weighted average number of common shares outstanding — basic (in thousands)	**114,434**	86,220	**110,281**	86,176
Tonnes of ore milled	**656,902**	681,848	**1,318,430**	1,330,594
Head grades:				
Gold (grams per tonne)	**2.89**	3.13	**3.10**	3.03
Silver (grams per tonne)	**78.20**	75.90	**77.60**	74.50
Zinc	**4.27%**	4.11%	**4.03%**	4.12%
Copper	**0.33%**	0.36%	**0.37%**	0.38%
Recovery rates:				
Gold	**91.35%**	89.98%	**91.65%**	90.25%
Silver	**87.70%**	85.10%	**87.10%**	84.40%
Zinc	**87.20%**	82.10%	**87.00%**	81.90%
Copper	**81.10%**	74.50%	**82.60%**	75.80%
Payable production:				
Gold (ounces)	**55,966**	61,771	**120,201**	117,081
Silver (ounces in thousands)	**1,247**	1,205	**2,474**	2,302
Zinc (tonnes)	**20,787**	20,116	**39,250**	38,777
Copper (tonnes)	**1,590**	1,680	**3,643**	3,490
Payable metal sold:				
Gold (ounces)	**60,966**	60,550	**130,643**	130,687
Silver (ounces in thousands)	**1,185**	1,121	**2,375**	2,519
Zinc (tonnes)	**20,621**	20,127	**38,799**	37,116
Copper (tonnes)	**1,616**	1,614	**3,654**	4,433
Realized prices (US$):				
Gold (per ounce)	**$ 687**	$ 427	**$ 646**	$ 429
Silver (per ounce)	**$ 13.06**	$ 7.16	**$ 11.94**	$ 7.01
Zinc (per tonne)	**$ 3,786**	$ 1,279	**$ 3,249**	$ 1,301
Copper (per tonne)	**$ 14,901**	$ 3,417	**$ 9,833**	$ 3,329
Total cash costs (per ounce) (US$):				
Production costs	**$ 636**	$ 490	**$ 572**	$ 523
Less: Net byproduct revenues	**(1,523)**	(379)	**(1,109)**	(416)
Inventory adjustments	**(86)**	(6)	**(44)**	(21)
Accretion expense and other	**(2)**	(2)	**(2)**	(2)
Total cash costs (per ounce)	**$ (975)**	$ 103	**$ (583)**	$ 84
Minesite costs per tonne milled (C$)	**$ 61**	$ 56	**$ 60**	$ 54

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	As at June 30, 2006	As at December 31, 2005
ASSETS		
Current		
Cash and cash equivalents	**$ 363,473**	$ 61,155
Restricted cash	**19,694**	—
Short-term investments	**32,304**	59,827
Metals awaiting settlement	**96,864**	56,304
Income taxes recoverable	**—**	7,723
Other taxes recoverable	**12,604**	6,794
Inventories:		
Ore stockpiles	**4,400**	12,831
Concentrates	**2,664**	920
Supplies	**10,314**	10,092
Other current assets	**10,253**	27,689
Total current assets	**552,570**	243,335
Other assets	**3,411**	7,995
Future income and mining tax assets	**35,605**	63,543
Property, plant and mine development	**770,588**	661,196
	$1,362,174	$ 976,069
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Short-term debt	**$ 7,232**	$ —
Accounts payable and accrued liabilities	**28,604**	37,793
Dividends payable	**643**	3,809
Income taxes payable	**2,535**	—
Interest payable	**—**	2,243
Fair value of derivative financial instruments (note 7)	**11,602**	9,699
Total current liabilities	**50,616**	53,544
Long-term debt (note 4)	**—**	131,056
Reclamation provision and other liabilities	**17,309**	16,220
Future income and mining tax liabilities	**129,132**	120,182
Shareholders' equity		
Common shares		
Authorized — unlimited		
Issued — 120,111,883 (December 31, 2005 — 97,836,954) (note 5)	**1,215,925**	764,659
Stock options	**5,050**	2,869
Warrants	**15,732**	15,732
Contributed surplus	**7,181**	7,181
Deficit	**(70,252)**	(138,697)
Accumulated other comprehensive income (loss)	**(8,519)**	3,323
Total shareholders' equity	**1,165,117**	655,067
	$1,362,174	$ 976,069

See accompanying notes

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
Deficit				
Balance, beginning of period	**$(107,344)**	$(162,308)	**$(138,697)**	$(172,756)
Stockpile inventory adjustment, net of tax (note 3)	**—**	—	**(5,837)**	—
Net income for the period	**37,092**	12,794	**74,282**	23,242
Balance, end of period	**$ (70,252)**	$(149,514)	**$ (70,252)**	$(149,514)
Accumulated other comprehensive income (loss)				
Balance, beginning of period	**$ (7,190)**	$ (1,875)	**$ 3,323**	$ (1,100)
Other comprehensive loss for the period	**(1,329)**	(405)	**(11,842)**	(1,180)
Balance, end of period	**$ (8,519)**	$ (2,280)	**$ (8,519)**	$ (2,280)

See accompanying notes

AGNICO-EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars except per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2006

1. BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("US GAAP") in US dollars. They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position as at June 30, 2006 and the results of operations and cash flows for the three and six months ended June 30, 2006 and 2005.

Operating results for the six-month period ended June 30, 2006 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2006. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the fiscal 2005 annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2005.

2. USE OF ESTIMATES

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3. ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2005 audited consolidated annual financial statements except for the application of the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force Issue No. 04-6 ("EITF 04-6") and FAS 123 — revised 2004 ("FAS 123R"), *"Share-Based Payment"*.

In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits. During the development of a mine (before production begins), it is generally accepted practice that such costs are capitalized as part of the depreciable cost of building, developing and constructing the mine. The capitalized costs are typically amortized over the productive life of the mine using the units-of-production method. A mining company may continue to remove overburden and waste materials, and therefore incur deferred costs, during the production phase of the mine.

In March 2005, FASB ratified EITF 04-6 which addresses the accounting for deferred costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of costs is appropriate only to the extent product inventory exists at the end of a reporting period. Agnico-Eagle Mines Limited ("Agnico-Eagle" or "the Company") adopted the provisions of EITF 04-6 on January 1, 2006. The impact of adoption was to decrease ore stockpile inventory by $8.4 million, and increase future income and mining tax assets by $2.6 million. Adoption of EITF 04-6 had no impact on the Company's cash position.

In December 2004, FASB enacted FAS 123R which replaces FAS 123 and supersedes APB Opinion No. 25 ("APB 25"), *"Accounting for Stock Issued to Employees"*. FAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair value-based method and the recording of such expense in the consolidated statements of income and comprehensive income. The Company was required to adopt FAS 123R in the first quarter of 2006. There was no impact on the Company's consolidated financial statements based on the adoption of the new requirements under FAS 123R.

4. LONG-TERM DEBT

During the first quarter of 2006, the Company extinguished the remainder of its Convertible Debentures. Between January 1, 2006 and February 15, 2006, holders representing $131.8 million aggregate principal amount converted their debentures into 9,413,189 common shares. On February 15, 2006, the Company redeemed the remaining $1.1 million aggregate principal amount, at par plus accrued interest, by exercising its redemption option and delivering 70,520 freely tradeable common shares.

5. CAPITAL STOCK

For the three and six months ended June 30, 2006, the Company's warrants were dilutive. For the three and six months ended June 30, 2005, the Company's warrants were anti-dilutive and thus were excluded from the calculation of diluted net income per share.

7. FINANCIAL INSTRUMENTS

As at June 30, 2006, Agnico-Eagle had the following byproduct metal contracts:

	Expected Maturity 2006
Zinc	
Forwards	
Pounds (000s)	6,000
Average price ($/tonne)	$1,235

At June 30, 2006, the aggregate net market value of Agnico-Eagle's metals derivative position amounted to $(11.6) million. Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

8. GAIN ON SALE OF AVAILABLE-FOR-SALE SECURITIES

During the first six months of 2006, the Company liquidated a substantial portion of its portfolio of available-for-sale securities which resulted in proceeds of $32.9 million and a gain before taxes of $21.9 million.

9. ACQUISITION

Pinos Altos Project

In March 2005, the Company entered into an agreement with Industrias Peñoles S.A. de C.V. ("Peñoles") to acquire the Pinos Altos project in Chihuahua, Mexico. The Pinos Altos project is located in the Sierra Madre gold belt, 225 kilometres west of Chihuahua City, the state capital.

Under the terms of the agreement, Agnico-Eagle had the option to purchase the Pinos Altos project for cash and share consideration. On March 15, 2006 Agnico-Eagle paid Peñoles, $32.5 million in cash and 2,063,653 common shares to close the agreement and obtain 100% ownership of the Pinos Altos project. In addition, the Company incurred $0.2 million in transaction costs associated with the property acquisition.

The allocation of the total purchase price to the fair values of assets acquired is set forth in the table below:

Total Purchase Price:	
Purchase price	$66,809
Transaction costs	167
Total purchase price to allocate	$66,976
Fair Value of Assets Acquired:	
Pinos Altos mining property	$66,976

10. SUBSEQUENT EVENTS

Subsequent to period-end, Agnico-Eagle entered into a hard lock-up agreement with Stornoway Diamond Corporation ("Stornoway") under which the Company irrevocably agreed to tender 13.8 million Contact Diamond shares ("Contact") in conjunction with Stornoway's take over bid to acquire all of the outstanding shares of Contact and concurrent take over bid to acquire all the outstanding shares of Ashton Mining of Canada Ltd ("Ashton"). Under the terms of the agreement, each share of Contact will be exchanged for 0.36 of a Stornoway share.

In addition, Agnico-Eagle has agreed to subscribe to a private placement by Stornoway for a total value of C$22.5M and has placed this amount in escrow until the successful completion of the Ashton take-over bid.